FIRST UNITED ETHANOL, LLC
2 West Broad Street
Camilla, GA 31730
(229) 522-2822
June 5, 2006
VIA EDGAR CORRESPONDENCE SUBMISSION
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	First United Ethanol, LLC Registration Statement on SB-2 Registration No. 333-130663
Please accept this letter as a request by First United Ethanol, LLC (the “Company”) to accelerate the effective date of our registration statement currently pending before the SEC to Wednesday, June 7, 2006 at 3:00 p.m., Central Daylight Time and 4:00 p.m., Eastern Daylight Time or as soon as reasonably practicable thereafter. We believe that none of the circumstances described in Rule 461(b) exist and that acceleration of the effectiveness date is proper and beneficial. We acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please let us know if you have any questions.

Sincerely, FIRST UNITED ETHANOL, LLC
By:	/s/ Murray Campbell
Murray Campbell, President and Chairman

cc:	Florida Financial Services Commission Georgia Securities and Business Regulation Division